SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)1

1-800 CONTACTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

681977 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68197 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Nichols

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,328,353

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,328,353

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,328,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) Individual

Item 1.
	(a)	Name of Issuer 1-800 CONTACTS, INC.
	(b)	Address of Issuer's Principal Executive Offices 66 E. Wadsworth Park Drive, 3rd Floor Draper, Utah 84020

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed by John F. Nichols, an individual (the “Reporting Person”).  As of December 31, 2002, the Reporting Person had (i) direct beneficial ownership of 1,307,970 shares of common stock, par value $.01 per share (the “Common Stock”), of 1-800 CONTACTS, INC., a Delaware corporation (the “Company”); (ii) deemed beneficial ownership of 19,375 shares of Common Stock that can be acquired by Mr. Nichols through the exercise of options that are or will become exercisable within 60 days of December 31, 2002 and (iii) indirect beneficial ownership of 1,058 shares of Common Stock held by the Reporting Person on behalf of Micah Matthew Howard under the Uniform Gift to Minors Act.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of the Reporting Person is
c/o 1-800 CONTACTS, INC., 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020.

	(c)	Citizenship The Reporting Persons is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, par value $.01 per share.
	(e)	CUSIP Number 681977 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
As of December 31, 2002, the Reporting Person had the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares of Common Stock as follows:
	(a)	Amount beneficially owned: 1,328,353
	(b)	Percent of class: 11.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,328,353
		(ii)	Shared power to vote or to direct the vote None.
		(iii)	Sole power to dispose or to direct the disposition of 1,328,353
		(iv)	Shared power to dispose or to direct the disposition of None.

As of December 31, 2002, the Reporting Person had (i) direct beneficial ownership of 1,328,353 shares of Common Stock; (ii) deemed beneficial ownership on 19,375 shares of Common Stock that can be acquired by Mr. Nichols through the exercise of options that are or will become exercisable within 60 days of December 31, 2002; and (iii) indirect beneficial ownership of 1,058 shares of Common Stock held by the Reporting Person on behalf of Micah Matthew Howard under the Uniform Gift to Minors Act.

All percentages calculated in this Schedule 13G are based upon an aggregate of 12,082,292 shares of Common Stock outstanding as of November 5, 2002, as disclosed in the Company’s Quarterly Report on Form 10–Q for the Quarterly Period ended September 28, 2002.  All share amounts reflect a two–for–one stock split effected by the Company in August 2000.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock listed herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ John F. Nichols
Signature
John F. Nichols
Name/Title